

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2007 VOLUMES

(Santiago, Chile, July 6, 2007) -- CCU (NYSE: CU) reported today preliminary second quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter		Year to Date 2007	
Chile:	Volumes	% Change	Volumes	% Change
Beer	881,170	1.9%	2,332,654	4.4%
Soft Drinks	721,478	-1.1%	1,706,028	3.6%
Nectars	157,380	22.0%	311,579	26.3%
Mineral Waters	187,379	-10.3%	560,926	-4.1%
Wine – Domestic	120,784	0.0%	222,380	4.9%
Wine – Export[1]	100,523	2.1%	183,824	6.4%
Spirits	51,274	2.3%	91,490	7.0%
Total Chile[2]	**2,219,989**	**0.8%**	**5,408,881**	**4.3%**
Argentina:				
Beer	487,798	19.6%	1,238,480	15.3%
Wine[1-3]	12,819	10.1%	22,688	26.0%
Total Argentina	**500,617**	**19.3%**	**1,261,167**	**15.5%**
TOTAL	**2,720,605**	**3.8%**	**6,670,048**	**6.3%**

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.